

NYCE.

HACKER HOUSE

“We’re on a **mission** to help **100,000+ people** of color become **millionaires by 2030**”.

PHILIP MICHAEL, FEB 2020, FORBES



INTRODUCING TEMPLE I: NYCE'S HACKER HOUSE

A **smart-tech "live-in accelerator"** for students, creators and entrepreneurs.

Housed at **TEMPLE**, our members **live and work**, culminating with a bi-annual Pitch Competition.


FOCUS
MOTIVATION
DEDICATION
EXCUSES
INNOVATION
TEAMWORK

IN THE NEWS: THE HACKER HOUSE CONCEPT



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Bunk beds, roaches and nerdy geniuses: my year a Silicon Valley hacker house



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NYCE'S HACKER HOUSE: PHILICON SQUARE



N 12th St
Penrose
Recreation Cer
AMENITY PARK
TEMPLE II
TEMPLE I
W Susquehanna Ave
W Col
Rose Garden
Globe Metal
Manufacturing
PhiliconSquare: North Philly's Tech District.

NYCE HACKER HOUSE: TEMPLE I


WORK HARD STAY HUMBLE


WE GO WHERE THE BUSINESS IS
TRIBES




FOCUS
INNOVATION
TEAMWORK






COLLABORATION


WORKSPACE


MENTORSHIP
TRIBE TEAM
Fe G
Kelly Pierre-Louis
Jennifer Evans
Claude Cummings
KEITH DAVIS


TEAM
BONDING


CONTENT
CREATION


PITCH
COMPETITIONS

WE SUPPORT ENTREPRENEURS EVERY STEP OF THE WAY



FROM
IDEATION

1

Ex: Jordan has a business idea, but he is not sure where or how to start a business...Jordan joins the lab. to fill the gaps in his knowledge and gets started.

Ex: Sally just started her company and is planning to move it to Philadelphia. She doesn't know what part of town she wants to live and work from. Simultaneously she also is working on building out her product. Sally stays at the lab.: TEMPLE I for 3 months to get her bearings and find developers.

2

TO BUILDING A
PROTOTYPE

TO RAISING
CAPITAL

3

Ex: Dave is in Philly working on getting meetings with VC's and Angel investors. He stays at TEMPLE and works from our space to get plugged into the local startup ecosystem. He submits his startup to NYCE to get connected to more funding opportunities.

Ex: Mary has a successful company and is raising her Series A. She is looking for strategic investors who can help her scale overseas. Mary comes to NYCE to help her fundraise from our global investor network.

4

AND
GROWTH

ENTREPRENEURIAL EDUCATION: TRIBE.™ BY NYCE


• CONFERENCES
• BOOTCAMPS
• WORKSHOPS
• MENTORSHIP
• PITCH COMPETITION
100kmillionaires.com/TRIBE

TRIBE.™ is a **wealth-building collective** of entrepreneurs, investors, wealth-hackers and hustlers.

Whether you're an inspiring real estate developer, tech CEO or content creator, our **TRIBE** gives members the tools to succeed.

Each Hacker House is powered by **TRIBE.™**—and the **NYCE** ecosystem.

“Once armed with the tools, we leverage our **network, relations** and **partnerships** to get our *literal* entrepreneurs-in-residence access to capital, either through **venture capital** or **equity crowdfunding.”**

—

PHILIP MICHAEL, CEO, NYCE



ealth

AND THEN WE HELP BLOW THEM UP THROUGH OUR NETWORK.


yfwtb
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Philip Michael | #TribalChief
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I want to create 100,000+ millionaires by 2030.
| CEO @nyceapp
| $1.1M in 150 days
|$250M+ investments
| #1 bestseller
Join my wealth TRIBE
100kmillionaires.com/tribe
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OUR NETWORK

433
55M followers, 5B monthly/impressions

wealthlab.
Google News verified

BoldTV
NYCE-affiliated TV network

InStudio Ventures
NYCE-affiliated VC fund backed by the Adidas Family

Republic
$37.7M raised in 2020

Wefunder
$70.9M raised in 2020

Our network has over 55M aggregate followers and raised over $100M in 2020 alone.

DEMO DAY: PITCH NIGHT

Every **six months,** residents get to strut their stuff in a Shark Tank/YCombinator-style **Demo Day** to a group of mentors, media and investors.

Led by InStudioVentures/433 President **Danny Cortenraede** and **NYCE** CEO **Philip Michael,** the panel will offer feedback, critique and (potentially) invest.



eek growth
4 5 6 7 8 9
Week
Presented by Microsoft
dash

MENTORS/PARTNERS



Philip Michael

CEO, NYCE



Danny Cortenraede

CEO, InStudioVentures/433


Rakuten

Martin Braithwaite

Chief Vision Officer, NYCE

MENTORS/PARTNERS



David Lynd
CEO, LYND



Dean Sterrett
COO, LEX


NOOKLYN

Moiz Malik
CEO, Nooklyn

WHERE WE'RE HEADED TO NEXT...


PHILADELPHIA


JERSEY CITY


SAN ANTONIO


AUSTIN


MIAMI


HOUSTON


NYCE.
HACKER HOUSE